Mail Stop 4561

November 20, 2006

Mr. Richard Ferguson
Chief Financial Officer
CoConnect, Inc.
480 E. 6400 South, Suite 230
Salt Lake City, Utah 84107

      Re: CoConnect, Inc.
              Form 10-K/A for Fiscal Year Ended December 31, 2005
              Filed November 17, 2006
              File No. 000-26533

Dear Mr. Ferguson:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief